UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2021

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT:

●	FORM F-3 (NO. 333-248518) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 1, 2020.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2021 and 2020

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating revenues:
Time charter and bareboat revenues (Notes 3, 4 and 13)	$66,559	$71,241	$198,670	$208,717
Loss of hire insurance recoveries (Note 5)	17	—	10,296	—
Other income	3	39	31	646
Total revenues	66,579	71,280	208,997	209,363
Operating expenses:
Vessel operating expenses (Note 13)	17,659	16,694	53,613	45,440
Depreciation (Note 10)	26,070	22,453	73,585	67,277
Write-down (Note 19)	—	—	29,421	—
General and administrative expenses	1,716	1,258	4,829	3,982
Total operating expenses	45,445	40,405	161,448	116,699
Operating income	21,134	30,875	47,549	92,664
Finance income (expense):
Interest income	2	—	2	121
Interest expense (Note 6)	(7,243)	(6,558)	(21,419)	(25,532)
Other finance expense (Note 6)	(265)	(195)	(674)	(502)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	69	858	5,815	(25,924)
Net gain (loss) on foreign currency transactions	(61)	97	(157)	(200)
Total finance expense	(7,498)	(5,798)	(16,433)	(52,037)
Income before income taxes	13,636	25,077	31,116	40,627
Income tax benefit (expense) (Note 9)	(109)	(1)	(373)	(7)
Net income	$13,527	$25,076	$30,743	$40,620
Series A Preferred unitholders' interest in net income	$1,700	$1,800	$5,200	$5,400
General Partner’s interest in net income	216	429	469	650
Limited Partners’ interest in net income	11,611	22,847	25,074	34,570
Earnings per unit (Basic): (Note 15)
Common unit (basic)	$0.34	$0.70	$0.75	$1.06
Class B units (basic)	$2.20	$—	$6.24	$—
General Partner unit (basic)	$0.35	$0.70	$0.76	$1.06
Earnings per unit (Diluted): (Note 15)
Common unit (diluted)	$0.34	$0.67	$0.75	$1.06
Class B units (diluted)	$2.20	$—	$6.24	—
General Partner unit (diluted)	$0.35	$0.70	$0.76	$1.06

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Nine Months Ended September 30, 2021 and 2020

(U.S. Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income	$13,527	$25,076	$30,743	$40,620
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income	$13,527	$25,076	$30,743	$40,620

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2021, and December 31, 2020

(U.S. Dollars in thousands)

	At September 30, 2021	At December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents (Note 8)	$66,605	$52,583
Amounts due from related parties (Note 13)	2,112	5,726
Inventories	2,358	2,652
Other current assets (Notes 13 and 18)	11,682	5,511
Total current assets	82,757	66,472

Long-term assets:
Vessels, net of accumulated depreciation and impairment (Notes 8, 10 and 19)	1,616,323	1,708,786
Right-of-use assets (Note 4)	2,902	1,490
Intangible assets, net (Note 11)	227	681
Derivative assets (Notes 7 and 8)	251	—
Accrued income	1,806	2,867
Total long term assets	1,621,509	1,713,824
Total assets	$1,704,266	$1,780,296

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 13)	$4,318	$3,848
Accrued expenses	5,474	5,380
Current portion of long-term debt (Notes 8 and 12)	88,491	184,188
Current lease liabilities (Note 4)	645	652
Current portion of derivative liabilities (Notes 7 and 8)	9,718	10,695
Income taxes payable	376	86
Current portion of contract liabilities (Note 11)	1,518	1,518
Prepaid charter	6,891	5,424
Amount due to related parties (Note 13)	2,999	2,140
Total current liabilities	120,430	213,931

Long-term liabilities:
Long-term debt (Notes 8 and 12)	904,158	846,157
Lease liabilities (Note 4)	2,257	838
Derivative liabilities (Notes 7 and 8)	6,879	19,358
Contract liabilities (Note 11)	1,030	2,168
Deferred tax liabilities (Note 9)	287	295
Total long-term liabilities	914,611	868,816
Total liabilities	1,035,041	1,082,747
Commitments and contingencies (Note 14)
Series A Convertible Preferred Units (1)	84,308	89,264
Equity:
Partners’ capital:
Common unitholders	563,699	597,390
Class B unitholders (2)	10,786	—
General partner interest	10,432	10,895
Total partners’ capital	584,917	608,285
Total liabilities and equity	$1,704,266	$1,780,296

(1)

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units (“Series A Preferred Units”), sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

(2)

On September 7, 2021, the Partnership entered into an exchange agreement with KNOT and the Partnership’s general partner whereby KNOT contributed to the Partnership all of KNOT’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units representing limited partner interests (“Class B Units”), whereupon the IDRs were cancelled.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Nine Months Ended September 30, 2021 and 2020

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	Partners' Capital			Accumulated Other		Series A
Three Months Ended September 30, 2020 and 2021	Common Units	Class B Units	General Partner Units	Comprehensive Income (Loss)	Total Partners' Capital	Convertible Preferred Units
Consolidated balance at June 30, 2020	$587,562	$—	$10,710	$—	$598,272	$89,264
Net income	22,847	—	429	—	23,276	1,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,701)	—	(333)	—	(18,034)	(1,800)
Consolidated balance at September 30, 2020	$592,708	$—	$10,806	$—	$603,514	$89,264

Consolidated balance at June, 2021 (1)	$580,307	$—	$10,482	$—	$590,789	$84,308
Net income	11,288	323	216	—	11,827	1,700
IDR Exchange (2)	(10,079)	10,463	(384)	—	—	—
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,817)	—	(333)	—	(18,150)	(1,700)
Consolidated balance at September 30, 2021	$563,699	$10,786	$10,432	$—	$584,917	$84,308

Nine Months Ended September 30, 2020 and 2021
Consolidated balance at December 31, 2019	$611,241	$—	$11,155	$—	$622,396	$89,264
Net income	34,570	—	650	—	35,220	5,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(53,103)	—	(999)	—	(54,102)	(5,400)
Consolidated balance at September 30, 2020	$592,708	$—	$10,806	$—	$603,514	$89,264

Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264
Net income	24,751	323	469	—	25,543	5,200
Conversion of preferred units to common units (3)	4,856	—	—	—	4,856	(4,856)
IDR Exchange (2)	(10,079)	10,463	(384)	—	—	—
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(53,219)	—	(999)	—	(54,218)	(5,300)
Consolidated balance at September 30, 2021	$563,699	10,786	$10,432	$—	$584,917	$84,308

(1)	For the three months ended June 30, 2021, net income of $59,000 has been reclassified from Series A Preferred Units to common units.

(2)	On September 7, 2021, the Partnership entered into an exchange agreement with KNOT and the Partnership’s general partner whereby KNOT contributed to the Partnership all of KNOT’s IDRs, in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”).

(3)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Preferred Units, sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2021 and 2020

(U.S. Dollars in thousands)

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020
OPERATING ACTIVITIES
Net income	$30,743	$40,620
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	73,585	67,277
Write-down	29,421	—
Amortization of contract intangibles / liabilities	(684)	(684)
Amortization of deferred debt issuance cost	2,895	1,886
Drydocking expenditure	(3,652)	(2,710)
Income tax expense	373	7
Income taxes paid	(83)	(88)
Interest expenses	18,524	23,646
Interest paid	(19,124)	(25,530)
Unrealized (gain) loss on derivative instruments	(13,708)	24,306
Unrealized (gain) loss on foreign currency transactions	15	(216)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	3,614	749
Decrease (increase) in inventories	295	226
Decrease (increase) in other current assets	(6,173)	(1,086)
Decrease (increase) in accrued revenue	1,060	829
Increase (decrease) in trade accounts payable	527	322
Increase (decrease) in accrued expenses	694	(552)
Increase (decrease) prepaid charter	1,469	(1,628)
Increase (decrease) in amounts due to related parties	858	461
Net cash provided by operating activities	120,649	127,835

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(6,891)	(342)
Net cash used in investing activities	(6,891)	(342)

FINANCING ACTIVITIES
Proceeds from long-term debt	444,300	—
Repayment of long-term debt	(479,696)	(61,359)
Payment of debt issuance cost	(5,195)	(13)
Cash distribution	(59,518)	(59,502)
Net proceeds from issuance of General Partner units	451	—
Net cash used in financing activities	(99,658)	(120,874)
Effect of exchange rate changes on cash	(78)	149
Net increase in cash and cash equivalents	14,022	6,768
Cash and cash equivalents at the beginning of the period	52,583	43,525
Cash and cash equivalents at the end of the period	$66,605	$50,293

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

As of September 30, 2021, the Partnership had a fleet of seventeen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2021 and 2027. Please see Note 4—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of December 2, 2021, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $55 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2020, which are included in the Partnership’s Annual Report on Form 20-F (the “2020 20-F”).

Vessels and Equipment

Historically, the useful life of the Partnership’s vessels and equipment was assessed as 25 years commencing from the date the vessel and equipment were delivered from the shipyard. As of June 30, 2021, the Partnership had considered factors related to the ongoing use of the vessels and equipment, gradual shifts in market conditions and other long-term factors associated with the global oil and maritime transportation industries and based on this reassessed the useful life as being 23 years.

This change in estimate was applied prospectively from July 1, 2021 and impacted the entire fleet of shuttle tanker vessels. The effect of the change in estimate was an increase in depreciation and amortization expense and net loss of $2.84 million or $0.08 per basic and diluted common unit for the three and nine months ended September 30, 2021.

(b) Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2020, as contained in the Partnership’s 2020 20-F.

(c) Recent Accounting Pronouncements

Adoption of new accounting standards

No new accounting standards have recently been adopted.

Accounting pronouncements not yet adopted

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership is evaluating the impact of the guidance on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06 Debt—Debt with conversion and other options (subtopic 470-20) and Derivatives and Hedging—contracts in entity’s own equity (subtopic 815-40): Accounting for convertible instruments and contracts in an entity’s own equity, simplifies an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. The new guidance eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features with respect to accounting for convertible instruments. Further the ASU simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Entities are required to use the if-converted method for all convertible instruments in the diluted EPS calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The new guidance is not expected to materially impact the Partnership.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of September 30, 2021 and 2020, the Partnership’s fleet consisted of seventeen vessels and sixteen vessels, respectively, and operated under time charters and bareboat charters. Under the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the applicable Vessel will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and nine months ended September 30, 2021 and 2020. All of these customers are subsidiaries of major international oil companies.

	Three Months Ended September 30,				Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021		2020		2021		2020
Eni Trading and Shipping S.p.A.	$11,000	17%	$11,014	15%	$32,748	16%	$33,101	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	11,368	17%	11,368	16%	33,747	17%	33,866	16%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	9,384	14%	9,384	13%	27,460	14%	24,562	12%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	13,081	20%	21,003	29%	45,237	23%	57,357	27%
Galp Sinopec Brasil Services B.V.	8,979	13%	8,979	13%	26,643	13%	26,742	13%

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

4) Operating Leases

Revenues

The Partnership's primary source of revenues is chartering its shuttle tankers to its customers. The Partnership uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership's time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the Vessel for the customers, which includes providing the crewing and other services related to the Vessel's operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership's revenues by time charter and bareboat charters and other revenues for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	2021	2020
Time charter revenues (service element included)	$55,191	$59,873	$164,923	$174,851
Bareboat revenues	11,368	11,368	33,747	33,866
Other revenues (loss of hire insurance recoveries and other income)	20	39	10,327	646
Total revenues	$66,579	$71,280	$208,997	$209,363

As of September 30, 2021, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods):

(U.S. Dollars in thousands)
2021 (excluding the nine months ended September 30, 2021)	69,782
2022	196,474
2023	99,805
2024	102,560
2025	76,916
2026 and thereafter	46,775
Total	$592,312

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of September 30, 2021 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);

●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, which currently expires in December 2021. An extension has been agreed for a further three months on the same commercial terms, with three further one-month extensions at the charterer’s option, therefore potentially taking the vessel’s fixed employment to June 2022. The vessel will commence on a new time charter contract with a major oil company in the fourth quarter of 2023 or the first quarter of 2024;

●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter that expires in September 2022 with PetroChina, with options to extend until March 2024.

●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with options to extend until January 2026;

●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2022 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2025;

●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2022 with ENI, with options to extend until November 2024;

●	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;

●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;

●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Vår Energi Marine AS, a Norwegian subsidiary of Vår Energi AS, with options to extend until February 2029;

●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;

●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter that expires in January 2022, with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;

●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in April 2022 with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;

●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in September 2022 with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;

●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in September 2022 with Galp Sinopec Brazil Services B.V. (“Galp”), with options to extend until September 2028; and

●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in March 2022 with Galp, with options to extend until March 2028.

●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in October 2027 with Equinor, with options to extend until October 2040.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of September 30, 2021, the right-of-use asset and lease liability for operating leases was $2.9 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and nine months ended September 30, 2021 was $0.2 million and $0.5 million respectively. As of September 30, 2021, the weighted average discount rate for the operating leases was 2.3% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of September 30, 2021, the weighted average remaining lease terms are 4.3 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of September 30, 2021 is as follows:

(U.S. Dollars in thousands)
2021 (excluding the nine months ended September 30, 2021)	176
2022	703
2023	703
2024	703
2025	703
2026 and thereafter	59
Total	$3,047
Less imputed interest	145
Carrying value of operating lease liabilities	$2,902

5) Insurance proceeds

Windsor Knutsen

In December 2020, the Windsor Knutsen reported a crack in its main engine block. As a result, the Vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that a vessel is out of service as a result of damage, for a maximum of 180 days. For the nine months ended September 30, 2021, the Partnership recorded $8.7 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy. As of September 30, 2021, the Partnership had received $7.2 million, resulting in an open insurance claim of $1.5 million.

In addition, the Partnership has claimed $4.1 million (net of deductible amounts) for hull and machinery recoveries. As of September 30, 2021, the Partnership had received $2.0 million, resulting in an open insurance claim of $2.1 million.

Tove Knutsen

In March 2021, the Tove Knutsen reported a leakage from its controllable pitch propeller. As a result, the Vessel was off-hire from March 1, 2021 to April 15, 2021 for repairs. For the nine months ended September 30, 2021, the Partnership recorded $1.5 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, the Partnership has claimed $0.4 million (net of deductible amounts) for hull and machinery recoveries. As of September 30, 2021, the Partnership has not received payment for this claim, resulting in an open insurance claim of $0.4 million.

Bodil Knutsen

In April 2021, the Bodil Knutsen reported damage on the azimuth thruster. As a result, the Vessel was off-hire from April 17, 2021 to April 29, 2021 for repairs. The Partnership has claimed $0.1 million (net of deductible amounts) for hull and machinery recoveries. As of September 30, 2021, the Partnership has not received payment for this claim, resulting in an open insurance claim of $0.1 million.

6) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest cost as reported in the consolidated statements of operations for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	2021	2020
Interest expense	$6,106	$5,934	$18,524	$23,646
Amortization of debt issuance cost and fair value of debt assumed	1,137	624	2,895	1,886
Total interest cost	$7,243	$6,558	$21,419	$25,532

(b) Other Finance Expense

The following table presents the components of other finance expense for three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	2021	2020
Bank fees, charges	$156	$133	$371	$316
Commitment fees	109	62	303	186
Total other finance expense	$265	$195	$674	$502

7) Derivative Instruments

The unaudited condensed consolidated interim financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of September 30, 2021 and December 31, 2020, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $469.3 million and $516.2 million, respectively. As of September 30, 2021 and December 31, 2020, the carrying amount of the interest rate swaps contracts was a net liability of $16.3 million and $30.1 million, respectively. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	2021	2020
Realized gain (loss):
Interest rate swap contracts	$(1,897)	$(1,521)	$(7,893)	$(1,509)
Foreign exchange forward contracts	—	—	—	(109)
Total realized gain (loss):	(1,897)	(1,521)	(7,893)	(1,618)
Unrealized gain (loss):
Interest rate swap contracts	1,966	2,379	13,708	(24,059)
Foreign exchange forward contracts	—	—	—	(247)
Total unrealized gain (loss):	1,966	2,379	13,708	(24,306)
Total realized and unrealized gain (loss) on derivative instruments:	$69	$858	$5,815	$(25,924)

8) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring and non-recurring basis as of September 30, 2021 and December 31, 2020. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	September 30, 2021		December 31, 2020
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Recurring:
Financial assets:
Cash and cash equivalents	$66,605	$66,605	$52,583	$52,583
Non-current derivative assets:
Interest rate swap contracts	251	251	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	9,718	9,718	10,695	10,695
Non-current derivative liabilities:
Interest rate swap contracts	6,879	6,879	19,358	19,358
Long-term debt, current and non-current	1,000,723	1,000,723	1,036,118	1,036,118

Non-Recurring:
Non-current assets:
Vessels (1)	46,832	48,156	—	—

(1)   The fair value measurement is as of June 30, 2021. In June 2021 the carrying value of the Windsor Knutsen was written down to its estimated fair value, using a discounted cash flow valuation. The Partnership's consolidated statement of operations for the nine months ended September 30, 2021 includes a $29.4 million write-down related to this vessel. The write-down of the Windsor Knutsen is included in the Partnership's only segment, the shuttle tanker segment.

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $8.1 million and $5.8 million as of September 30, 2021 and December 31, 2020 , respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of September 30, 2021 and December 31, 2020 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●

Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of September 30, 2021 and December 31, 2020 there is no restricted cash.

●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 3.5 years and 4.3 years, as of September 30, 2021 and December 31, 2020, respectively), (2) the notional amount of the swap contract (ranging from $6.2 million to $38.2 million as of September 30, 2021 and ranging from $7.0 million to $40.1 million as of December 31, 2020), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% as of September 30, 2021 and from 0.71% to 2.90% as of December 31, 2020).

●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

●	Vessel: In estimating fair value the Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries. This exercise in the second quarter of 2021 resulted in a write-down in respect of the Windsor Knutsen using a discounted cash flow approach. The Partnership determined the discounted cash flows for the Windsor Knutsen using projected future redeployment opportunities and estimated residual value, discounted at an estimated market participant rate of 6.38%. The projected future redeployment opportunities take into consideration the Partnership’s projected time-charter rates that could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of this Vessel, current and future potential discussions with potential customers, and available redeployment opportunities.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of September 30, 2021 and December 31, 2020:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value September 30, 2021	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$66,605	$66,605	$—	$—
Non-current derivative assets:
Interest rate swap contracts	251	—	251	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	9,718	—	9,718	—
Non-current derivative liabilities:
Interest rate swap contracts	6,879	—	6,879	—
Long-term debt, current and non-current	1,000,723	—	1,000,723	—

Non-Recurring:
Non-current assets:
Vessels (1)	46,832	—	—	48,156

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value December 31, 2020	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$52,583	$52,583	$—	$—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	10,695	—	10,695	—
Non-current derivative liabilities:
Interest rate swap contracts	19,358	—	19,358	—
Long-term debt, current and non-current	1,036,118	—	1,036,118	—

(1)   The fair value measurement is as of June 30, 2021. In June 2021 the carrying value of the Windsor Knutsen was written down to its estimated fair value, using a discounted cash flow valuation. The Partnership's consolidated statement of operations for the nine months ended September 30, 2021 includes a $29.4 million write-down related to this vessel. The write-down of the Windsor Knutsen is included in the Partnership's only segment, the shuttle tanker segment.

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of September 30, 2021 and December 31, 2020. As of September 30, 2021, one non-recurring asset was recognized as Level 3. The following table provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a non-recurring basis as of September  30, 2021.

			Significant
			unobservable
(U.S. Dollars in thousands)	Fair Value	Valuation technique	inputs:	WACC (1)
Non-Recurring:
Non-current assets:
Windsor Knutsen	$48,156	Discounted cash flow	Discount rate	6.38%

(1)   WACC is defined as weighted average cost of capital.

9) Income Taxes

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen.

The total amount of the entrance tax was estimated to be $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year.

The taxes payable, mainly related to the entrance tax, are calculated based on the Norwegian corporate tax rate of 22% for 2021 and 2020, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 22% effective as from January 1, 2021 and January 1, 2020, respectively. $0.1 million of the entrance tax was paid both during the first quarter of 2021 and 2020. As of September 30, 2021 and December 31, 2020, UK income tax is presented as income taxes payable, while $0.3 million and $0.3 million is presented as non-current deferred taxes payable, respectively.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	2021	2020
Income before income taxes	$13,636	$25,077	$31,116	$40,627
Income tax (expense)	(109)	(1)	(373)	(7)
Effective tax rate	$-1%	$0%	$-1%	$0%

Income tax expenses for the three and nine months ended September 30, 2021 and 2020 consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	2021	2020
Income tax benefit (expense) at Norwegian tonnage tax regime	$(106)	$2	$(364)	$2
Income tax benefit (expense) within UK	(3)	(3)	(9)	(9)
Income tax benefit (expense)	$(109)	$(1)	$(373)	$(7)
Effective tax rate	-1%	0%	-1%	0%

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, which relates to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of September 30, 2021 and December 31, 2020 there are no deferred tax assets recognized.

10) Vessels and Equipment

As of September 30, 2021 and December 31, 2020, Vessels with a book value of $1,616 million and $1,709 million, respectively, were pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 12—Long-term debt.

(U.S. Dollars in thousands)	Vessels & equipment	Accumulated depreciation	Accumulated write down	Net Vessels
Vessels, December 31, 2019	$2,129,012	$(451,524)	$—	$1,677,488
Additions	115,277	—	—	115,277
Drydock costs	5,764	—	—	5,764
Disposals	—	—	—	—
Depreciation for the year	—	(89,743)	—	(89,743)
Vessels, December 31, 2020	$2,250,053	$(541,267)	$—	$1,708,786
Additions (1)	6,891	—	—	6,891
Drydock costs	3,652	—	—	3,652
Disposals	(2,641)	2,641	—	—
Depreciation and write down for the period (2)	—	(73,585)	(29,421)	(103,006)
Vessels, September 30, 2021	$2,257,955	$(612,211)	$(29,421)	$1,616,323

(1)	During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel.

(2)	The carrying value of the Windsor Knutsen was written down to its estimated fair value as of June 30, 2021. See Note 19—Write-down of long-lived assets.

Drydocking activity for the year ended September 30, 2021 and December 31, 2020 is summarized as follows:

(U.S. Dollars in thousands)	At September 30, 2021	At December 31, 2020
Balance at the beginning of the year	$17,106	$18,523
Costs incurred for dry docking	3,652	2,724
Costs allocated to drydocking as part of acquisition of asset	—	3,040
Drydock amortization	(5,965)	(7,181)
Balance at the end of the year	$14,793	$17,106

11) Intangible Assets and Contract Liabilities

(a) Intangible assets

(U.S. Dollars in thousands)	Above market time charter Tordis Knutsen	Above market time charter Vigdis Knutsen	Total intangibles
Intangibles, December 31, 2019	$608	$678	$1,286
Amortization for the year	(303)	(302)	(605)
Intangibles, December 31, 2020	$305	$376	$681
Amortization for the period	(228)	(226)	(454)
Intangibles, September 30, 2021	$77	$150	$227

The intangible for the above-market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of 4.8 years as of the acquisition date. The intangible for the above-market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of 4.9 years as of the acquisition date.

The estimated future amortization of intangible assets at September 30, 2021 is as follows:

(U.S. Dollars in thousands)
Remainder of 2021	151
2022	75
Total	$227

(b)  Contract Liabilities

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of the acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expires in March 2023 and August 2023, respectively.

(U.S. Dollars in thousands)	Balance as of December 31, 2019	Amortization for the year ended December 31, 2020	Balance as of December 31, 2020	Amortization for the nine Months ended September 30, 2021	Balance as of September 30, 2021
Contract liabilities:
Unfavourable contract rights	$(5,203)	$1,517	$(3,686)	$1,138	$(2,548)
Total amortization income		$1,517		$1,138

Accumulated amortization for contract liabilities was $15.7 million and $14.5 million as of September 30, 2021 and December 31, 2020, respectively. The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)
Remainder of 2021	379
2022	1,518
2023	651
2024	—
2025	—
2026	—
Total	$2,548

12) Long-Term Debt

As of September 30, 2021 and December 31, 2020, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	September 30, 2021	December 31, 2020
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$345,000	$—
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	229,662	252,245
$55 million revolving credit facility		—	34,279
Hilda loan facility	Hilda Knutsen	73,846	78,462
Torill loan facility	Torill Knutsen	76,667	81,667
$172.5 million loan facility	Dan Cisne, Dan Sabia	52,140	58,340
Raquel loan facility	Raquel Knutsen	—	52,725
Tordis loan facility	Tordis Knutsen	—	75,871
Vigdis loan facility	Vigdis Knutsen	—	77,136
Lena loan facility	Lena Knutsen	—	75,950
Brasil loan facility	Brasil Knutsen	—	50,997
Anna loan facility	Anna Knutsen	—	62,196
Tove loan facility	Tove Knutsen	82,975	86,250
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	90,433	—
Total long-term debt		$1,000,723	$1,036,118
Less: current installments		90,903	186,723
Less: unamortized deferred loan issuance costs		2,412	2,535
Current portion of long-term debt		88,491	184,188
Amounts due after one year		909,820	849,395
Less: unamortized deferred loan issuance costs		5,662	3,238
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$904,158	$846,157

The Partnership’s outstanding debt of $1,000.7 million as of September 30, 2021 is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2021	$1,228	$24,899	$—	$26,127
2022	4,960	85,996	—	90,956
2023	5,177	79,768	225,906	310,851
2024	5,418	38,107	123,393	166,918
2025	5,640	28,372	65,506	99,518
2026 and thereafter	68,010	18,822	219,521	306,353
Total	$90,433	$275,964	$634,326	$1,000,723

As of September 30, 2021, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.40%.

On June 30, 2021, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, which owns all of the Partnership’s vessel-owning entities, extended the maturity of its $25 million unsecured revolving facility with NTT Finance Corporation on unchanged terms. The extended facility matures in August 2023.

On September 13, 2021 the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen closed the refinancing of their existing bank debt by entering a new $345 million long-term senior secured credit facility. The credit facility is repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The credit facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The credit facility is guaranteed by the Partnership and secured by mortgages on the vessels. The credit facility refinanced the previously existing term loans related to these five vessels which were due to mature between November 2021 and July 2022.

13) Related Party Transactions

(a) Related Parties

Net income (expense) from related parties included in the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2021 and 2020 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	2021	2020
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$2,760	$—	$4,626	$4,883
Operating expenses:
Vessel operating expenses (2)	3,192	2,962	11,175	9,818
Technical and operational management fee from KNOT to Vessels (3)	2,107	1,703	6,322	5,109
Operating expenses from other related parties (4)	334	124	633	291
General and administrative expenses:
Administration fee from KNOT Management (5)	293	266	959	802
Administration fee from KOAS (5)	192	166	587	489
Administration fee from KOAS UK (5)	18	30	56	90
Administration and management fee from KNOT (6)	15	12	44	35
Total income (expenses)	$(3,391)	$(5,263)	$(15,150)	$(11,751)

(U.S. Dollars in thousands)	At September 30, 2021	At December 31, 2020
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (7)	$134	$47
Equipment purchased from KOAS (8)	1,840	—
Total	$1,974	$47

(1)	Time charter income from KNOT: On December 17, 2018, the Partnership’s subsidiary that owns the Windsor Knutsen and Royal Dutch Shell (“Shell”) agreed to suspend the vessel’s time charter contract. The suspension period commenced March 4, 2019 and ended April 5, 2020, when the vessel was redelivered to Shell. During the suspension period, the Windsor Knutsen operated under a time charter contract with Knutsen Shuttle Tankers Pool AS on the same terms as the existing time charter contract with Shell. After completing its drydock in the second quarter of 2021, the Bodil Knutsen has operated under a time charter with Knutsen Shuttle Tankers Pool AS for an initial three-month period commencing on May 13, 2021 and then on a rolling one-month basis.

(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)

Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.

(4)

Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel.

(5)

Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.

(6)

Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

(7)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(8)

During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel. Parts of the system were purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $1.84 million.

(b) Transactions with Management and Directors

See the footnotes to Note 13(a)—Related Party Transactions for a discussion of transactions with management and directors included in the consolidated statements of operations.

(c) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At September 30, 2021	At December 31, 2020
Balance Sheet:
Trading balances due from KOAS	$149	$170
Trading balances due from KNOT and affiliates (1)	1,963	5,556
Amount due from related parties	$2,112	$5,726
Trading balances due to KOAS	$2,431	$1,596
Trading balances due to KNOT and affiliates	568	544
Amount due to related parties	$2,999	$2,140

(1)	On December 31, 2020, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 34 AS, the company that owns and operates the Tove Knutsen.

Trading balances due from KNOT and affiliates as of December 31, 2020 includes the post-closing settlement amount of $3.6 million related to the acquisition of the Tove Knutsen.

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d) Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At September 30, 2021	At December 31, 2020
Balance Sheet:
Trading balances due to KOAS	$607	$1,304
Trading balances due to KNOT and affiliates	331	902
Trade accounts payables to related parties	$938	$2,206

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

(U.S. Dollars in thousands)	At September 30, 2021	At December 31, 2020
Balance Sheet:
Trading balances due from KOAS	894	1,697
Trading balances due from KNOT and affiliates	353	450
Other current assets from related parties	$1,247	$2,147

14) Commitments and Contingencies

Assets Pledged

As of September 30, 2021 and December 31, 2020, Vessels with a book value of $1,616 million and $1,709 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 7—Derivative Instruments, Note 10—Vessels and Equipment and Note 12—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership's time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claim was recorded for the period ended September 30, 2021 and the year ended December 31, 2020.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.15 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

Windsor Knutsen

In December 2020, the Windsor Knutsen reported a crack in its main engine block. As a result, the Vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that a Vessel is out of service as a result of damage, for a maximum of 180 days. For the nine months ended September 30, 2021, the Partnership recorded $8.7 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy. As of September 30, 2021, the Partnership had received $7.2 million, resulting in an open insurance claim of $1.5 million.

In addition, the Partnership has claimed $4.1 million (net of deductible amounts) for hull and machinery recoveries. As of September 30, 2021, the Partnership had received $2.0 million resulting in an open insurance claim of $2.1 million.

Tove Knutsen

In March 2021, the Tove Knutsen reported a leakage from its controllable pitch propeller. As a result, the Vessel was off-hire from March 1, 2021 to April 15, 2021 for repairs. For the nine months ended September 30, 2021, the Partnership recorded $1.5 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, the Partnership has claimed $0.4 million (net of deductible amounts) for hull and machinery recoveries. As of September 30, 2021, the Partnership has not received payment for this claim, resulting in an open insurance claim of $0.4 million.

Bodil Knutsen

In April 2021, the Bodil Knutsen reported damage on the azimuth thruster. As a result, the Vessel was off-hire from April 17, 2021 to April 29, 2021 for repairs. The Partnership has claimed $0.1 million (net of deductible amounts) for hull and machinery recoveries. As of September 30, 2021, the Partnership has not received payment for this claim, resulting in an open insurance claim of $0.1 million.

15) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands, except per unit data)	2021	2020	2021	2020
Net income	$13,527	$25,076	$30,743	$40,620
Less: Series A Preferred unitholders' interest in net income	1,700	1,800	5,200	5,400
Net income attributable to the unitholders of KNOT Offshore Partners LP	11,827	23,276	25,543	35,220
Less: Distributions (2)	18,168	18,034	54,352	54,102
Under (over) distributed earnings	(6,341)	5,242	(28,809)	(18,882)
Under (over) distributed earnings attributable to:
Common unitholders (3)	(6,198)	5,145	(28,237)	(18,533)
Class B unitholders	(27)	—	(42)	—
General Partner	(116)	97	(530)	(349)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	33,056	32,694	32,845	32,694
Class B unitholders	146	—	49	—
General Partner	621	615	617	615
Weighted average units outstanding (diluted) (in thousands):
Common unitholders (4)	37,103	36,653	36,893	36,680
Class B unitholders	146	—	49	—
General Partner	621	615	617	615
Earnings per unit (basic)
Common unitholders	$0.34	$0.70	$0.75	$1.06
Class B unitholders	2.20	—	6.24	—
General Partner	0.35	0.70	0.76	1.06
Earnings per unit (diluted):
Common unitholders (4)	$0.34	$0.67	$0.75	$1.06
Class B unitholders	2.20	—	6.24	—
General Partner	0.35	0.70	0.76	1.06
Cash distributions declared and paid in the period per unit (5)	0.52	0.52	1.56	1.56
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	0.52	0.52	1.56	1.56

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the three months ended September 30, 2021 and 2020 of $nil and $0.7 million, respectively and for the nine months ended September 30, 2021 and 2020 of $1.4 million and $2.1 million, respectively.
(3)	This includes the net income that was attributable to the IDR holder. The net income that was attributable to IDRs for the three months ended September 30, 2021 and 2020 was $nil and $0.7 million, respectively, and for the nine months ended September 30, 2021 and 2020 was $1.4 and $2.1 million, respectively.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the three and nine months ended September 30, 2021 and 2020 does not reflect any potential common units relating to the convertible preferred units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Preferred Units, sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which will not be entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. At the current quarterly common unit distribution level of $0.52, the total combined quarterly distribution for the newly issued common units and Class B Units is equivalent to the quarterly distribution to the IDRs prior to the IDR Exchange.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. After the payment of the Partnership’s quarterly cash distribution on November 10, 2021 with respect to the third quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

Following the IDR Exchange, and on a Class B Unit fully-converted basis, KNOT will beneficially own 10,004,028 common units, which would represent approximately 29.2% of the Partnership’s outstanding common units.

As of September 30, 2021, 72.2% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,251,518 common units) and 27.5% of such units were held directly by KNOT (in the form of 9,240,580 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of September 30, 2021, KNOT also held 208,333 Series A Preferred Units and 673,080 Class B Units.

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 84,135 Class B Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

The General Partner’s, Class B unitholders’ and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for future capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

16) Acquisitions

In December 2020, the Partnership acquired from KNOT equity interests in the subsidiary which owns and operates the Tove Knutsen.

The Board and the Conflicts Committee approved the purchase price for the transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. The detail of the transaction are as follows:

Final
Tove Knutsen
December 31,
(U.S. Dollars in thousands)	2020
Purchase consideration (1)	$21,898
Less: Fair value of net assets acquired:
Vessels and equipment (2)	117,978
Intangibles: Above market time charter	—
Cash	804
Inventories	136
Derivatives assets (liabilities)	(3,537)
Others current assets	270
Amounts due from related parties	—
Long-term debt	(93,139)
Long-term debt from related parties	—
Deferred debt issuane	769
Trade accounts payable	(430)
Accrued expenses	(622)
Amounts due to related parties	(331)
Subtotal	21,898
Difference between the purchase price and fair value of net assets acquired	$—

(1)	The purchase consideration comprises the following:

Final
ToveKnutsen
December 31,
(U.S. Dollars in thousands)	2020
Cash consideration paid to KNOT (from KNOP)	$25,430
Purchase price adjustments	(3,596)
Acquisition-related costs	64
Purchase price	$21,898

(2)	Vessel and Equipment includes allocations to dry docking (in thousands) of $3,040.

17) Unit Activity

The following table shows the movement in number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2020 until September 30, 2021.

(in units)	Common Units	Class B Units	General Partner Units	Convertible Preferred Units
December 31, 2020	32,694,094	—	615,117	3,750,000
May 27, 2021: Conversion of Series A Preferred Units	215,292	—	—	(208,334)
September 10, 2021: IDR elimination	673,080	673,080	—	—
September 10, 2021: Issuance of General Partner Units	—	—	25,161	—
September 30, 2021	33,582,466	673,080	640,278	3,541,666

On May 27, 2021 Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Preferred Units sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on with a Series A conversion rate of 1.0334.

On September 7, 2021, the Partnership entered into an exchange agreement with KNOT and the Partnership’s general partner whereby KNOT contributed to the Partnership all of KNOT’s IDRs, in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. The IDR Exchange closed on September 10, 2021.

On September 10, 2021, the Partnership’s general partner contributed $0.45 million to the Partnership in exchange for the issuance of 25,161 general partner units in order to maintain its 1.83% general partner interest in the Partnership in connection with the IDR Exchange.

18) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivables are presented net of provisions for expected credit loss. As of September 30, 2021 and December 31, 2020, there were no provision for expected credit loss.

(b) Other Current Assets

The following table presents other currents assets of September 30, 2021 and December 31, 2020:

(U.S. Dollars in thousands)	At September 30, 2021	At December 31, 2020
Insurance claims for recoveries	4,073	—
Refund of value added tax	996	1,429
Prepaid expenses	1,380	1,050
Other receivables	5,233	3,032
Total other current assets	$11,682	$5,511

19) Write-Down of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries.

This exercise in the second quarter of 2021 resulted in a write-down in respect of the Windsor Knutsen principally as a result of the vessel’s high carrying value which in turn arose due to the cost of both the purchase and the conversion of the vessel to a shuttle tanker from a conventional tanker. The carrying value of the Windsor Knutsen was written down to its estimated fair value, using a discounted cash flow valuation. The Partnership's consolidated statement of operations for the nine months ended September 30, 2021 includes a $29.4 million write-down related to this vessel. The write-down of the Windsor Knutsen is included in the Partnership's only segment, the shuttle tanker segment.

20) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through December 2, 2021, the date at which the unaudited condensed consolidated interim financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On November 10, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common and Class B Unit with respect to the quarter ended September 30, 2021 to all common and Class B unitholders of record on October 28, 2021. On November 10, 2021, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2021 in an aggregate amount equal to $1.7 million. After the payment of the Partnership’s quarterly cash distribution on November 10, 2021 with respect to the third quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Partnership may offer and sell up to $100 million of common units (the “ATM program”), from time to time, through the Agent. From the commencement of the ATM program to November 3, 2021, the Partnership sold 41,940 common units under the program at an average gross sales price of $20.06 per unit and received net proceeds, after sales commissions, of $0.83 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales. From November 4, 2021 until December 2, 2021, no additional common units were sold under the ATM program.

After the balance sheet date, there continues to be significant macroeconomic uncertainty as a result of the Coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain and could materially impact the Partnership's earnings and cash flow.

On July 19, 2021, the Tordis Knutsen developed a technical fault on its azimuth thruster and the vessel went off-hire. The vessel was repaired and returned to service after 37 days. The Partnership reported in its earnings release for the third quarter of 2021 that the Partnership did not expect to collect loss of hire or hull & machinery insurance payments in this instance. After further investigation under its loss of hire insurance policies, the Partnership has concluded that it expects to be compensated with $1.2 million by insurance for approximately 19 days after taking into account 14 deductible days.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers primarily under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 700 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of September 30, 2021, we had a modern fleet of seventeen shuttle tankers that operate under charters with major oil and gas companies engaged in offshore production. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

IDR Exchange

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s incentive distribution rights (“IDRs”) in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units representing limited partner interests (“Class B Units”), whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which will not be entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. At the current quarterly common unit distribution level of $0.52, the total combined quarterly distribution for the newly issued common units and Class B Units is equivalent to the quarterly distribution to the IDRs prior to the IDR Exchange.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. After the payment of the Partnership’s quarterly cash distribution on November 10, 2021 with respect to the third quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

Following the IDR Exchange, and on a Class B Unit fully-converted basis, KNOT will beneficially own 10,004,028 common units, which would represent approximately 29.2% of the Partnership’s outstanding common units.

Cash Distributions

On August 12, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2021 to all common unitholders of record on July 29, 2021. On August 12, 2021, the Partnership paid a cash distribution to holders of Series A Convertible Preferred Units (the “Series A Preferred Units”) with respect to the quarter ended June 30, 2021 in an aggregate amount equal to $1.7 million.

On November 10, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common and Class B Unit with respect to the quarter ended September 30, 2021 to all common and Class B unitholders of record on October 28, 2021. On November 10, 2021, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2021 in an aggregate amount equal to $1.7 million.

Bodil Knutsen Charter

In November 2021 the Bodil Knutsen completed the installation of the majority of the volatile organic compound emissions (“VOC”) recovery plant onboard the vessel and the vessel went back onhire on November 8, 2021. Further testing and setup work is now required before the system can be brought into use, which is expected to be completed by the end of December 2021. Although the Partnership is initially funding the installation, loss of hire (at a reduced rate) during the installation and costs related to the installation of the VOC recovery plant on the Bodil Knutsen, are recoverable by the Partnership up to an agreed budget, with interest, from the VOC Industry Co-operation Norwegian Sector (“VOCIC Norway”) over a seven-year period. Costs in excess of the agreed budget will be shared on a fifty/fifty basis. The installation of the VOC recovery plant is expected to cost less than $5 million but will significantly improve the operational attractiveness of the vessel in the North Sea and Norwegian sectors going forward as well as virtually eliminate the non-methane VOC released into the atmosphere arising from the vessel’s cargo. A separate agreement is also in place that allows the Partnership to recover costs from VOCIC Norway related to the ongoing operation of the VOC plant onboard the vessel.

The Bodil Knutsen is currently operating under a rolling charter contract with the sponsor, KNOT, which currently expires in December 2021. An extension has been agreed for a further three months on the same commercial terms, with three further one-month extensions at the charterer’s option, therefore potentially taking the vessel’s fixed employment to June 2022. The Partnership is still seeking long-term employment for the vessel and the time charter with KNOT can be terminated early should such a long-term employment opportunity arise.

ATM Program

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc. (the “Agent”). Under the terms of the at the market sales agreement, the Partnership may offer and sell up to $100 million of common units (the “ATM program”), from time to time, through the Agent. The Partnership intends to use the net proceeds of any sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

From the commencement of the ATM program to November 3, 2021, the Partnership sold 41,940 common units under the program at an average gross sales price of $20.06 per unit and received net proceeds, after sales commissions, of $0.83 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales. From November 4, 2021 until December 2, 2021, no additional common units were sold under the ATM program.

Multi-Vessel Refinancing

On September 13, 2021 the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen closed the refinancing of their existing bank debt by entering a new $345 million long-term senior secured credit facility. The credit facility is repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The credit facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The credit facility is guaranteed by the Partnership and secured by mortgages on the vessels. The credit facility refinanced the previously existing term loans related to these five vessels which were due to mature between November 2021 and July 2022.

Windsor Knutsen Charter

In December 2020, the Windsor Knutsen reported a crack in its main engine block. As a result, the vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. After completing the repairs and subsequently performing a limited number of voyages as charterer’s acceptance testing, on September 15, 2021, the Windsor Knutsen commenced on a one-year time charter contract with PetroChina with charterer’s options to extend the charter by one one-year period and then one six-month period. The vessel is expected to operate in Brazil during this time.

Partnership Matters

Covid-19

The outbreak of the coronavirus (“COVID-19”) continues to negatively affect global economic activity, however the Partnership has to date avoided any serious or sustained operational impacts, and there have been no effects on the Partnership’s contractual position. Progress in vaccinations and signs of global economic recovery continue to cautiously increase optimism.

The Partnership’s focus remains on ensuring the health and safety of its employees and crew onboard while providing safe and reliable operations for its customers, and a large number of practical steps and changes have been made and taken towards this aim. While full or partial crew changes on all of the Partnership’s vessels have been continuing, the situation remains challenging for the maritime industry as a whole owing to travel restrictions and quarantine regulations.

The COVID-19 situation is dynamic and costs related to maritime personnel and vessel operational logistics, including repairs and maintenance, remain challenging. The Partnership is continuously monitoring the situation to address any changes related to the health, safety and wellbeing of personnel, or to government restrictions and other matters potentially affecting operations. Other than 17 days of off-hire incurred as a result of a COVID-19 outbreak on the Vigdis Knutsen in July 2021 which was quickly contained with no serious ill-health caused to any persons affected, the Partnership has not had any material service interruptions on its time-chartered vessels as a result of COVID-19.

However, the potential impact of COVID-19 on the Partnership’s business, financial condition and results of operations remains uncertain, although large scale distribution of vaccines seems likely to mitigate some of these uncertainties into the future. It remains too early to definitively judge the speed, scale and overall effect of vaccination efforts.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 have had a negative impact on the demand for shuttle tankers and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could persist. This has affected the timing and number of new, offshore projects and overall oil production profiles in the short-term, which has impacted the demand and pricing for shuttle tankers. If this situation persists the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years. Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that once economic activity begins to regain traction towards pre-COVID-19 levels the Partnership will be well-placed to capture new opportunities, particularly given an absence of speculative vessel ordering in the shuttle tanker sector.

Although the Partnership is exposed to credit risk associated with individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors, largely insulate the Partnership from this risk. In particular, charter hire is payable in advance and the services the Partnership performs are of a critical nature for the Partnership’s customers. Notwithstanding, any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership's time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

Results of Operations

Three Months Ended September 30, 2021 Compared with the Three Months Ended September 30, 2020

	Three Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020	Change	% Change
Time charter and bareboat revenues	$66,559	$71,241	$(4,682)	-7%
Loss of hire insurance recoveries	17	—	17	100%
Other income	3	39	(36)	-92%
Vessel operating expenses	17,659	16,694	965	6%
Depreciation	26,070	22,453	3,617	16%
General and administrative expenses	1,716	1,258	458	36%
Interest income	2	—	2	100%
Interest expense	(7,243)	(6,558)	685	10%
Other finance expense	(265)	(195)	70	36%
Realized and unrealized gain (loss) on derivative instruments	69	858	(789)	-92%
Net gain (loss) on foreign currency transactions	(61)	97	(158)	-163%
Income tax benefit (expense)	(109)	(1)	108	10800%
Net income	13,527	25,076	(11,549)	-46%

Time charter and bareboat revenues: Time charter and bareboat revenues decreased by $4.7 million to $66.6 million for the three months ended September 30, 2021 compared to $71.2 million for the three months ended September 30, 2020. The decrease was mainly due the lower utilization of the Windsor Knutsen while idling/waiting to commence on the time charter contract with PetroChina, reduced earnings from the Tordis Knutsen due to a technical fault on its azimuth thruster causing the vessel to be off-hire for 37 days and reduced earnings from the Bodil Knutsen related to a new time charter contract with Knutsen Shuttle Tankers Pool AS. This was partially offset by Tove Knutsen being included in results of operations from December 31, 2020.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended September 30, 2021 were $17,000 compared to $nil for the three months ended September 30, 2020. The loss of hire insurance recoveries in the three months ended September 30, 2021 were related to the final settlement for the Windsor Knutsen which was off-hire in the first half of 2021 due to a crack in its main engine block.

Other income: Other income for the three months ended September 30, 2021 was $3,000 compared to $39,000 for the three months ended September 30, 2020.

Vessel operating expenses: Vessel operating expenses for the three months ended September 30, 2021 were $17.7 million, an increase of $1.0 million from $16.7 million in the three months ended September 30, 2020. The increase is mainly related to the Tove Knutsen being included in the results of operations from December 31, 2020 and increased bunker costs for the Windsor Knutsen in connection with a test voyage for PetroChina.

Depreciation: Depreciation expense for the three months ended September 30, 2021 was $26.1 million, an increase of $3.6 million from $22.5 million for the three months ended September 30, 2020. The increase is mainly related to the change by the Partnership of the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer-term market trends, which increased the non-cash accounting depreciation charge starting July 1, 2021, and to the Tove Knutsen being included in the results of operation from December 31, 2020.

General and administrative expenses: General and administrative expenses for the three months ended September 30, 2021 were $1.7 million compared to $1.3 million for the same period in 2020. The increase is related to increased legal and administration fees in connection with the IDR Exchange.

Interest income: Interest income for the three months ended September 30, 2021 was $2,000 compared to $nil for the three months ended September 30, 2020.

Interest expense: Interest expense for the three months ended September 30, 2021 was $7.2 million, an increase of $0.7 million from $6.6 million for the three months ended September 30, 2020. The increase was mainly due to increased interest expense for the Raquel Knutsen in connection with the sale and leaseback transaction, as a result of which both the financial obligation and interest rate increased, increased amortization costs for the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen in connection with the $345 million refinancing and the expensing of certain amortization costs related to the vessels’ previous financing and increased interest expenses for the credit facility related to the Tove Knutsen being included in the results of operation as of December 31, 2020. This was partially offset by lower leverage for the rest of the fleet.

Other finance expense: Other finance expense was $0.3 million for the three months ended September 30, 2021, an increase of $0.1 million from $0.2 million for the three months ended September 30, 2020. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended September 30, 2021 was $0.1 million, compared to a gain of $0.9 million for the three months ended September 30, 2020, as set forth in the table below:

	Three Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020
Realized gain (loss):
Interest rate swap contracts	$(1,897)	$(1,521)
Foreign exchange forward contracts	—	—
Total realized gain (loss):	(1,897)	(1,521)
Unrealized gain (loss):
Interest rate swap contracts	1,966	2,379
Foreign exchange forward contracts	—	—
Total unrealized gain (loss):	1,966	2,379
Total realized and unrealized gain (loss) on derivative instruments:	$69	$858

As of September 30, 2021, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $469.3 million. All of the unrealized gain in the three months ended September 30, 2021 is related to a mark-to-market gain on interest rate swaps.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the three months ended September 30, 2021 was $0.1 million compared to a gain of $0.1 million for the three months ended September 30, 2020.

Income tax expense: Income tax expense for the three months ended September 30, 2021 was $0.1 million compared to $1,000 for the three months ended September 30, 2020.

Net income: As a result of the foregoing, the Partnership recorded a net income of $13.5 million for the three months ended September 30, 2021 compared to net income of $25.1 million for the three months ended September 30, 2020.

Nine Months Ended September 30, 2021 Compared with the Nine Months Ended September 30, 2020

	Nine Months Ended September 30,			%
(U.S. Dollars in thousands)	2021	2020	Change	Change
Time charter and bareboat revenues	$198,670	$208,717	$(10,047)	-5%
Loss of hire insurance recoveries	10,296	—	10,296	100%
Other income	31	646	(615)	-95%
Vessel operating expenses	53,613	45,440	8,173	18%
Depreciation	73,585	67,277	6,308	9%
Write-down	29,421	—	29,421	100%
General and administrative expenses	4,829	3,982	847	21%
Interest income	2	121	(119)	-98%
Interest expense	(21,419)	(25,532)	(4,113)	-16%
Other finance expense	(674)	(502)	172	34%
Realized and unrealized gain (loss) on derivative instruments	5,815	(25,924)	31,739	122%
Net gain (loss) on foreign currency transactions	(157)	(200)	(43)	-22%
Income tax benefit (expense)	(373)	(7)	366	5229%
Net income	30,743	40,620	(9,877)	-24%

Time charter and bareboat revenues: Time charter and bareboat revenues decreased by $10.0 million to $198.7 million for the nine months ended September 30, 2021 compared to $208.7 million for the nine months ended September 30, 2020. This was principally due to reduced time charter revenue from the Windsor Knutsen due to her off-hire in connection with repairs of her main engine block and her transitioning between charters and reduced earnings from the Bodil Knutsen related to a new time charter contract with Knutsen Shuttle Tankers Pool AS. This was partially offset by Tove Knutsen being included in results of operations from December 31, 2020 and increased earnings from the Raquel Knutsen due to her scheduled drydocking in 2020.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the nine months ended September 30, 2021 were $10.3 million compared to $nil for the nine months ended September 30, 2020. The loss of hire insurance recoveries for the nine months ended September 30, 2021 were related to the Windsor Knutsen in connection with repairs to her main engine block and the Tove Knutsen in connection with a leakage from its controllable pitch propeller. As a result, the Windsor Knutsen was off-hire from December 12, 2020 to June 10, 2021 for repairs and the Tove Knutsen was off-hire from March 1, 2021 to April 15, 2021. For the nine months ended September 30, 2021, the Partnership recorded $8.7 million in loss of hire recoveries with respect to the Windsor Knutsen and $1.5 million with respect to the Tove Knutsen.

Other income: Other income for the nine months ended September 30, 2021 was $31,000 compared to $0.6 million for the nine months ended September 30, 2020. The decrease was primarily due to additional income related to the Raquel Knutsen as a result of an agreement with the charterer in connection with the scheduled drydocking in the nine months ended September 30, 2020.

Vessel operating expenses: Vessel operating expenses for the nine months ended September 30, 2021 were $53.6 million, an increase of $8.2 million from $45.4 million in the nine months ended September 30, 2020. The increase is mainly related to higher crew-costs due to crew changes and travel restrictions related to COVID-19 and to the Tove Knutsen being included in the results of operations as of December 31, 2020.

Depreciation: Depreciation expense for the nine months ended September 30, 2021 was $73.6 million, an increase of $6.3 million from $67.3 million in the nine months ended September 30, 2020. The increase is mainly related to the change by the Partnership of the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer-term market trends, which increased the non-cash accounting depreciation charge starting July 1, 2021, and to the Tove Knutsen being included in the results of operation from December 31, 2020.

Write-down: Write-down expenses for the nine months ended September 30, 2021 were $29.4 million compared to $nil for the nine months ended September 30, 2020. The write-down expenses for the nine months ended September 30, 2021 were related to the Windsor Knutsen as described above and in Note 19.

General and administrative expenses: General and administrative expenses for the nine months ended September 30, 2021 were $4.8 million, compared to $4.0 million for the nine months ended September 30, 2020. The increase is related to increased legal and administration fees in connection with the IDR Exchange and the ATM program, increased administration fee from KNOT Management in connection with the refinancing activities in the nine months ended September 30, 2021 and the Tove Knutsen being included in the results of operations as of December 31, 2020.

Interest income: Interest income for the nine months ended September 30, 2021 was $2,000 compared to $0.1 million for the nine months ended September 30, 2020. The decrease was mainly due to lower interest on average for all bank accounts.

Interest expense: Interest expense for the nine months ended September 30, 2021 was $21.4 million, a decrease of $4.1 million from $25.5 million in the nine months ended September 30, 2020. The decrease was mainly due to lower LIBOR rate on average and decreased leverage for the entire fleet. This was partially offset by increased interest expenses for the credit facility related to the Tove Knutsen being included in the results of operation as of December 31, 2020 and increased interest expense for the Raquel Knutsen in connection with the sale and leaseback transaction in which both the financial obligation and interest rate increased.

Other finance expense: Other finance expense was $0.7 million for the nine months ended September 30, 2021 compared to $0.5 million for the nine months ended September 30, 2020. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the nine months ended September 30, 2021 was $5.8 million, compared to a loss of $25.9 million for the nine months ended September 30, 2020 as set forth in the table below:

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020
Realized gain (loss):
Interest rate swap contracts	$(7,893)	$(1,509)
Foreign exchange forward contracts	—	(109)
Total realized gain (loss):	(7,893)	(1,618)
Unrealized gain (loss):
Interest rate swap contracts	13,708	(24,059)
Foreign exchange forward contracts	—	(247)
Total unrealized gain (loss):	13,708	(24,306)
Total realized and unrealized gain (loss) on derivative instruments:	$5,815	$(25,924)

As of September 30, 2021, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $469.3 million. All of the unrealized gain in the nine months ended September 30, 2021 is related to a mark-to-market gain on interest rate swaps.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the nine months ended September 30, 2021 was $0.2 million, which is unchanged from the nine months ended September 30, 2020.

Income tax expense: Income tax expense for the nine months ended September 30, 2021 was $0.4 million compared to $7,000 for the nine months ended September 30, 2020.

Net income: As a result of the foregoing, we earned net income of $30.7 million for the nine months ended September 30, 2021 compared to net income of $40.6 million for the nine months ended September 30, 2020.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

We estimate that we will spend in total $47.5 million for drydocking and classification surveys for the thirteen vessels under time charters in our fleet as of September 30, 2021 between 2021 and 2025. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel's ordinary trading area to the drydocking yard.

As of September 30, 2021, the Partnership had available liquidity of $121.6 million, which consisted of cash and cash equivalents of $66.6 million and undrawn capacity under the revolving credit facilities of $55 million. As of December 2, 2021, the revolving credit facilities had an undrawn capacity of $55 million.

As of September 30, 2021, the Partnership had total $1,180.6 million in outstanding obligations, which include installments and interests on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $123.5 million matures within one year and $1,057 million matures after one year.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of September 30, 2021, the Partnership’s net current liabilities were $37.6 million. Included in current liabilities are $88.5 million of short term loan obligations that mature before September 30, 2022 and are therefore presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $55 million as of December 2, 2021, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

Currently, we do not have any off-balance sheet arrangements.

COVID-19 continues to impact global capital and bank credit markets, affecting access, timing and cost of capital. The responses of governments around the world in managing the impact of the virus have led to lower interest rates, monetary easing policies and often volatility in the prices of equities, bonds, commodities and their respective derivatives. In these continuing current market conditions, issuing new common equity could be a less viable and more expensive option for accessing liquidity. The Partnership does not have long term debt maturing before the third quarter of 2023. Should the Partnership be unable to obtain refinancing for this debt or other debt in the future, it may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Nine Months Ended September 30, 2021 Compared with the Nine Months Ended September 30, 2020

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020
Net cash provided by operating activities	$120,649	$127,835
Net cash used in investing activities	(6,891)	(342)
Net cash used in financing activities	(99,658)	(120,874)
Effect of exchange rate changes on cash	(78)	149
Net increase in cash and cash equivalents	14,022	6,768
Cash and cash equivalents at the beginning of the period	52,583	43,525
Cash and cash equivalents at the end of the period	$66,605	50,293

Net cash provided by operating activities

Net cash provided by operating activities decreased by $7.2 million to $120.6 million in the nine months ended September 30, 2021 compared to $127.8 million in the nine months ended September 30, 2020. The decrease was primarily due to lower utilization and reduced time charter revenue for the fleet due to off-hires not covered by insurance, scheduled drydocking for the Bodil Knutsen in 2021 and increased vessel operating expenses for the entire fleet due to crew changes and travel restrictions related to COVID-19. This was offset by increased contribution from the Tove Knutsen which was included in the results of operations as of December 31, 2020 and a decrease in paid interest as of September 30, 2021.

Net cash used in investing activities

Net cash used in investing activities was $6.9 million in the nine months ended September 30, 2021 compared to $0.3 million in the nine months ended September 30, 2020. The increase is mainly related to installation of a Ballast Water Treatment System (BWTS) on the Bodil Knutsen.

Net cash used in financing activities

Net cash used in financing activities during the nine months ended September 30, 2021 of $99.7 million were mainly related to the following:

●	Proceeds of $345 million from the multi-vessel refinancing of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen; and

●	Proceeds of $94.3 million from the sale & leaseback transaction of the Raquel Knutsen; and

●	Proceeds from the drawdown under one of the revolving credit facilities of $5 million.

This was offset by the following:

●	Repayment of long-term debt of $479.7 million, of which $52.7 million was repaid in connection with the refinancing of the Raquel Knutsen facility and $322.1 million was repaid in connection with the refinancing of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen facilities; and

●	Payment of cash distributions of $59.5 million; and

●	Payment of debt issuance costs of $5.2 million in connection with the refinancing of the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen.

Net cash used in financing activities during the nine months ended September 30, 2020 of $120.9 million mainly related to the following:

●	Repayment of long-term debt of $61.4 million; and

●	Payment of cash distributions of $59.5 million.

Borrowing Activities

Long-Term Debt

As of September 30, 2021, and December 31, 2020, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	September 30, 2021	December 31, 2020
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$345,000	$—
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	229,662	252,245
$55 million revolving credit facility		—	34,279
Hilda loan facility	Hilda Knutsen	73,846	78,462
Torill loan facility	Torill Knutsen	76,667	81,667
$172.5 million loan facility	Dan Cisne, Dan Sabia	52,140	58,340
Raquel loan facility	Raquel Knutsen	—	52,725
Tordis loan facility	Tordis Knutsen	—	75,871
Vigdis loan facility	Vigdis Knutsen	—	77,136
Lena loan facility	Lena Knutsen	—	75,950
Brasil loan facility	Brasil Knutsen	—	50,997
Anna loan facility	Anna Knutsen	—	62,196
Tove loan facility	Tove Knutsen	82,975	86,250
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	90,433	—
Total long-term debt		$1,000,723	$1,036,118
Less: current installments		90,903	186,723
Less: unamortized deferred loan issuance costs		2,412	2,535
Current portion of long-term debt		88,491	184,188
Amounts due after one year		909,820	849,395
Less: unamortized deferred loan issuance costs		5,662	3,238
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$904,158	$846,157

The Partnership’s outstanding debt of $1,000.7 million as of September 30, 2021 is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2021	1,228	24,899	—	26,127
2022	4,960	85,996	—	90,956
2023	5,177	79,768	225,906	310,851
2024	5,418	38,107	123,393	166,918
2025	5,640	28,372	65,506	99,518
2026 and thereafter	68,010	18,822	219,521	306,353
Total	$90,433	$275,964	$634,326	$1,000,723

As of September 30, 2021, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%.

For more information regarding the Partnership’s credit facilities outstanding as of December 31, 2020, please read Note 16—Long-Term Debt to our consolidated financial statements included in our 2020 20-F. Please see below for a description of additional credit facilities or amendments to existing credit facilities entered into by the Partnership since December 31, 2020. As of September 30, 2021, the Partnership was in compliance with all covenants under its credit facilities.

$345 Million Term Loan Facility

In September 2021, the Partnership’s subsidiaries which own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $345 million senior secured credit facility in order to refinance their existing term loans. The credit facility consists of a term loan repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The credit facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The credit facility is guaranteed by the Partnership and secured by mortgages on the five vessels.

The Facility contains the following financial covenants:

●	Positive working capital of the borrowers and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of September 30, 2021, the borrowers and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility with NTT

In June 2021, KNOT Shuttle Tankers AS extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation. The extended facility will mature in August 2023, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

Raquel Sale and Leaseback

On December 30, 2020, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of September 30, 2021, the Partnership's net exposure to floating interest rate fluctuations on its outstanding debt was $374.4 million based on total interest-bearing debt outstanding of $1,000.7 million, less the Raquel Knutsen sale/leaseback facility of $90.4 million, less interest rate swaps of $469.3 million and less cash and cash equivalents of $66.6 million. Our interest rate swap contracts mature between February 2022 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.87%.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2020 20-F filed with the SEC.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	the length and severity of the outbreak of COVID-19, including its impact on our business, cash flows and operations as well as the business and operations of our customers, suppliers and lenders;

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

●	KNOT’s and our ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

●	forecasts of our ability to make or increase distributions on our common units and Class B Units and to make distributions on the Series A Preferred Units and the amount of any such distributions;

●	our ability to integrate and realize the expected benefits from acquisitions.

●	our anticipated growth strategies;

●	the effects of a worldwide or regional economic slowdown;

●	turmoil in the global financial markets;

●	fluctuations in currencies and interest rates;

●	fluctuations in the price of oil;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

●	our future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;

●	our ability to make additional borrowings and to access debt and equity markets;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	our ability to maintain long-term relationships with major users of shuttle tonnage;

●	our ability to leverage KNOT’s relationships and reputation in the shipping industry;

●	our ability to purchase vessels from KNOT in the future;

●	our continued ability to enter into long-term charters, which we define as charters of five years or more;

●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

●	the financial condition of our existing or future customers and their ability to fulfill their charter obligations;

●	timely purchases and deliveries of newbuilds;

●	future purchase prices of newbuilds and secondhand vessels;

●	any impairment of the value of our vessels;

●	our ability to compete successfully for future chartering and newbuild opportunities;

●	acceptance of a vessel by its charterer;

●	termination dates and extensions of charters;

●	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

●	our general and administrative expenses and fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

●	the anticipated taxation of KNOT Offshore Partners and distributions to our unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	Marshall Islands economic substance requirements;

●	our ability to retain key employees;

●	customers’ increasing emphasis on climate, environmental and safety concerns;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of our securities in the public market;

●	our business strategy and other plans and objectives for future operations; and

●	other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2020 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
4.1	Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: December 2, 2021	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and Chief Financial Officer